November 2, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 13, 2012

Amendment No. 2 to Registration Statement on Form S-11

Filed July 3, 2012

File Nos. 333-179486; 333-179486-01

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), and Empire State Realty OP, L.P. (the “Operating Partnership”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 (“Form S-4 Amendment No. 4”) to the Registration Statement on Form S-4 (File Nos. 333-179486; 333-179486-01) of the Company and the Operating Partnership (the “Form S-4 Registration Statement”), Amendment No. 3 (“Form S-11 Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-179485) (the “Form S-11 Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letters dated August 13, 2012 and August 31, 2012.

For convenience of reference, each Staff comment contained in your August 31, 2012 comment letter issued in connection with the Form S-4 Registration Statement and in your August 13, 2012 comment letter issued in connection with the Form S-11 Registration Statement is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letters, and is followed by the corresponding response of the Company and the Operating Partnership, as applicable.

We have provided to you five courtesy copies of the Form S-4 Amendment No. 4 and Form S-11 Amendment No. 3, each filed by the Company and the Operating Partnership, as applicable, on the date hereof, five courtesy copies of the Form S-11 Amendment No. 3, filed by the Company on the date hereof, and five copies of the Form S-4 Amendment No. 4 and the Form S-11 Amendment No. 3 which are marked to reflect changes made to the Form S-4 Registration Statement or Form S-11 Registration Statement, as applicable, filed with the Commission on August 13, 2012 and July 3, 2012, respectively (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 4 and the Form S-11

November 2, 2012

Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Form S-4 Registration Statement and the Form S-11 Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company, the Operating Partnership or the supervisor, as applicable.

Responses to the Staff’s August 31, 2012 comment letter issued in connection with the Form S-4 Registration Statement

General

1.	We note your response to comment 3 of our letter dated July 31, 2012. As stated in that comment, Item 911(a)(4) of Regulation S-K requires the filing of all reports received from an outside party which are materially related to the transaction, without exception for preliminary or draft reports, or for materials that were not ultimately relied on by the sponsor. Accordingly, please file as exhibits to your registration statement all of the schedules and work papers you provided to us as supplemental information, as well as the actual property appraisals for the subject LLCs and all similar appraisals and materials relating to the private entities. To the extent that these reports present findings or conclusions that are materially different from those already appearing in your prospectus, please summarize those differences in your prospectus. Finally, please include the legend required by Item 911(a)(3) of Regulation S-K with respect to all filed reports, appraisals and opinions.

We advise the Staff that we have updated the description of the valuation and fairness analysis by the independent valuer to refer to the final valuation analysis as of June 30, 2012 and a description of the preliminary analysis now is included under the heading “Reports, Opinions and Appraisals – Prior Independent Valuer Work Papers and Analysis” on page 244 of the Form S-4 prospectus. Similarly, the preliminary exchange values have been included as part of Annex C-2 and a more detailed description entitled “Project Legacy Fairness Analysis dated September 2012” has been filed as Exhibit 99.58 to the Form S-4 Registration Statement.

We have filed as Exhibits 99.52, 99.53, 99.54, 99.55, 99.56 and 99.57 to the Form S-4 Registration Statement the reports provided supplementally to the Staff in connection with the filing of Amendment No. 3 to the Form S-4 Registration Statement on August 13, 2012. As noted in our response letter dated August 13, 2012, we do not believe that any of the other work papers contain any material differences from the work papers that are being filed or would be required to be separately filed. Please note that there is no separate appraisal or other report furnished in connection with the Form S-4 Registration Statement or the private solicitation. The documents furnished by the independent valuer in connection with both the solicitation of the private entities and the subject LLCs, in addition to the work papers, were the report included in the Form S-4 prospectus as Appendix B and Exhibit 99.47 (Project Legacy Fairness Analysis dated November 2011).

We have included the disclosure set forth in our response to comment 3 in our response letter dated August 13, 2012, which identifies the material differences reflected in the work papers under the heading “Reports, Opinions and Appraisals – Prior Independent Valuer Work Papers and Analysis” on pages 244 and 245 of the Form S-4 prospectus. We do not

November 2, 2012

believe that, aside from these differences, there were any findings or conclusions in such reports that were materially different from the findings or conclusions that appear in the Form S-4 prospectus as revised.

In addition, the disclosure under the heading “Reports, Opinions and Appraisals – Prior Independent Valuer Work Papers and Analysis” on page 245 in the Form S-4 prospectus has been revised to include the required legend.

2.	We note your response to comment 4 of our letter dated July 31, 2012 and reissue the comment. Given that the supervisor can implement the buyout even if neither transaction is consummated, please provide your analysis under Rule 13e-3 with respect to a stand-alone buyout. In other words, provide an analysis as to whether a stand-alone buyout has a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii). As requested, please also briefly disclose the circumstances under which the supervisor may choose to abandon or postpone the transaction.

We supplementally advise the Staff that the buyout of the participation interests held by participants in Empire State Building Associates L.L.C. and 60 East 42nd Street Associates L.L.C. on a stand-alone basis (assuming that no consolidation transaction occurs) will not produce any of the effects described in Rule 13e-3(a)(3)(ii). The buyout will not result in any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as amended, becoming eligible for termination of registration under Rule 12g–4. Such an effect could occur only if, after the buyout, the participation interests were held of record by less than 300 persons or by less than 500 persons where the total assets of the issuer have been less than $10 million at the end of the last three fiscal years. At June 30, 2012, the participation interests of Empire State Building Associates L.L.C. and 60 East 42nd Street Associates L.L.C. were held by 2,839 and 850 persons, respectively. The buyout would only be up to 20% of the participation interests for Empire State Building Associates L.L.C. and 10% of the participation interests in 60 East 42nd Street Associates L.L.C., and we have determined that the maximum number of holders of participation interests from which such purchase could be made would result in the participation interests in Empire State Building Associates L.L.C. and 60 East 42nd Street Associates L.L.C. being held by in excess of 1600 and 600 persons, respectively.

The disclosure under the headings “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal,” “Risk Factors – Risk Factors Related to the Company and Risks Resulting from the Consolidation – Participants who do not approve the consolidation, including participants that do not timely submit their consent forms, after notice that the required percentage of participants have so approved, may have their participation interests purchased at a lower price” and “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on pages 87, 103, and 309, respectively, of the Form S-4 prospectus has been revised to disclose the circumstances under which the supervisor may choose to abandon or postpone the transaction.

November 2, 2012

3.	We note your letter to shareholders dated July 2, 2012, filed as soliciting material under Rule 14a-12 and the following disclosure:

Helmsley Estate Sale of its Interests

If the consolidation and IPO do not proceed, it is important for you to understand that the executors of the Estate of Leona Helmsley will be required to sell the Helmsley interests in Associates’ operating lessee. The Malkin Holdings group will retain its blocking interest in Associates’ operating lease, thereby creating the potential for stalemate in the operating lessee. Thus, the status quo is not an option.

Where appropriate in the S-4, please clarify what you mean by the Malkin Holdings group’s blocking interest. Please also clarify in the S-4 what you mean by the “potential for stalemate” and clarify why the “status quo is not an option.”

The disclosure under the headings “Summary – Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” and “Background of and Reasons for the Consolidation – The Supervisor’s Reasons for Proposing the Consolidation” on pages 37 and 162, respectively, of the Form S-4 prospectus has been revised as requested.

4.	We note your letter to shareholders dated August 6, 2012, filed as soliciting material under Rule 14a-12, and the disclosure under the heading: “Why doesn’t ESBA buy the Helmsley estate interest? Wouldn’t it be easy for ESBA to get a loan and do this itself?” Please revise the S-4 where appropriate to explain why it is not feasible for ESBA to purchase the Helmsley interest. Please discuss in the S-4 the consideration of all the different alternatives mentioned in this letter, including an ESB-only REIT and borrowing money to purchase the Helmsley interest.

The disclosure under the heading “Background of and Reasons for the Consolidation – Alternatives to the Consolidation” on page 173 of the Form S-4 prospectus has been revised as requested.

5.	Please provide us with a legal opinion that clearly supports your disclosure that the fiduciary duty owed by the supervisor to the members of the subject LLCs also flows to the participants.

In response to the Staff’s comment, we are supplementally providing a legal opinion as Exhibit A to this response letter.

November 2, 2012

Questions and Answers about the Consolidation, page 1

How was the value of my participation interest determined? page 6

6.	When discussing that the fair market value of the consideration that a participant will receive will not be known until the pricing of the IPO, please clearly disclose that the pricing of the IPO will occur after the participants vote upon the approval of the consolidation. Also revise accordingly the first risk factor in the Risk Factor section on page 83.

The disclosure under the headings “Questions and Answers about the Consolidation – How was the value of my participation interest determined?,” “Summary – Risk Factors – The Consolidation or a Third-Party Portfolio Transaction,” “Exchange Value and Allocation of Operating Partnership Units and Common Stock – Exchange Value Allocation of Operating Partnership Units and Common Stock,” on pages 8, 44 and 246, respectively, of the Form S-4 prospectus has been revised as requested. The first risk factor in the Risk Factors section, on page 95 of the Form S-4 prospectus, has also been revised as requested.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 73

7.	Please clarify the procedures for returning the consent form and changing a vote. Please tell us whether investors may submit a consent or change a vote by telephone, email or facsimile to MacKenzie. Also discuss whether confirmation of this may be delivered by telephone, email or facsimile instead of mail. Please revise the second paragraph on page 74 and the disclosure on pages 280-281, if appropriate. Lastly, please tell us whether you have the ability to extend the 10 day period for participants to change their votes after the supermajority consent, and if so, under what circumstances would such an extension be made.

The disclosure under the headings “Questions and Answers about the Consolidation – Why am I being asked to consent to a voluntary pro rata reimbursement program,” “ – Can I change my vote on the consolidation proposal or the third-party portfolio proposal after I submit my consent form,” “ – What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal?,” “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal,” “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Distribution of Solicitation Materials,” “ – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions,” and “Consent Procedures for Voluntary Pro Rata Reimbursement Proposal” on pages 15, 17, 17, 85, 307, 311 and 313, respectively, of the Form S-4 prospectus have been revised to clarify that participants may submit the consent form and change their vote by mail or facsimile, and that confirmations may be delivered by MacKenzie by facsimile or, if requested by a participant, mail.

We supplementally advise the Staff that the agent may extend the 10 day period, because although the participating agreements provide that the agent may purchase a participation interest if the participant has not consented within 10 days, they do not require that the purchase be made on expiration of this period. As we advised the Staff supplementally in our response letter dated August 13, 2012, while the buyouts of any non-consenting participants that do not change their vote after the buyout notice are necessary to obtain the unanimous consent required under the participating agreements, it is not the supervisor’s or the agents’ intention to effect any buyouts. In past transactions, the

November 2, 2012

supervisor and the agents have sought to avoid the buyout through a series of calls and letters to participants to encourage participants to change their vote after the supermajority consent has been received. As a result of calls and letters from the supervisor and the agents in connection with the solicitation of consents from participants in the private entities, no buyouts were effected in the private entities which were subject to similar buyout provisions. The supervisor and the agents intend to proceed in the same manner in connection with buyouts of participants in the subject LLCs. The agents have also in the past extended the 10 day period where they could do so without interfering with obtaining the necessary consent and, to the extent practical, expect to do so in this case. Because such extension is discretionary and cannot be relied on by participants, we do not believe any further disclosure is necessary.

8.	In the last full paragraph on page 74, please clarify, if accurate, that a participant’s interests are subject to the buyout if their participating group approves the proposals, even if the other participating groups in the same LLC do not approve the proposals. Please make this same revision to the relevant Q&A sections on pages 5 and 9.

We supplementally advise the Staff that the agents have the authority under the participating agreements to buy out the interest of a participant that does not consent to a transaction if the participant’s participating group approves the transaction, even if a sufficient number of other participating groups do not do so. The disclosure under the headings “Questions and Answers about the Consolidation – What will I be entitled to receive if I don’t vote “FOR” the consolidation and the consolidation proposal is approved by my subject LLC?,” “ – What will I be entitled to receive if I don’t vote “FOR” the third-party portfolio proposal and it is approved by my subject LLC?,” “ – When will the buyout provisions be triggered?,” “Summary – Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, “The Consolidation – Effect of the Consolidation or a Third-Party Portfolio Transaction on Participants Who Vote Against the Consolidation or the Third-Party Portfolio Proposal,” “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal – Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions” on pages 7, 13, 13, 86, 218, and 309, respectively, of the Form S-4 prospectus has been revised to clarify this buyout right.

Risk Factors, page 83

Actual distribution levels to stockholders in the first year following the IPO …, page 86

9.	Please revise the subheading to eliminate the reference to the first year following the IPO. We note that the text of the risk factor does not include a similar limitation.

The subheading on page 99 of the Form S-4 prospectus has been revised as requested.

November 2, 2012

Chronology of the Consolidation, page 143

10.	We note your response to comment 14 of our letter dated July 31, 2012, as well as your revised disclosure on page 147. Please expand this disclosure to identify the other members of the Wein Group, as well as the “certain significant investors,” and provide the substance and date of each discussion. See Item 907 of Regulation S-K.

The disclosure under the heading “Background of and Reasons for the Consolidation – Chronology of the Consolidation” on page 161 of the Form S-4 prospectus has been revised as requested.

The Supervisor’s Reasons for Proposing the Consolidation, page 148

Comparison of Distributions by the Subject LLCs and the Company, page 160

11.	Please revise the tables on pages 160-161 to include distribution information for the first quarter of 2012. In this regard, we note that the estimated distribution by the company on page 163 includes such information.

The tables under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company – Distributions by the Subject LLCs” on page 177 of the Form S-4 prospectus have been revised as requested.

Distributions by the Company, page 161

12.	In the table on page 163, please include the initial distributions in dollar amounts and not as distribution rates. Also include a payout ratio based on the estimated cash available for distributions.

The table under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company – Distributions by the Company” on page 181 of the Form S-4 prospectus has been revised and filled in as requested.

13.	Please expand the footnotes of the table on page 163 to address the line item “Add: Net effects of lease in-place adjustments to tenant leases.” Explain what this represents and how it was calculated.

The chart on pages 181 and 72 of the Form S-4 prospectus and Form S-11 prospectus, respectively, has been revised to remove the line item “Add: Net effects of lease in-place adjustments to tenant leases.” This line item at March 31, 2012, as presented in our August 10, 2012 supplemental correspondence to you, represents the conversion of estimated rental revenues on in-place leases for the 12 months ended March 31, 2012 from a GAAP basis to a cash basis of recognition. We supplementally advise the Staff that this amount was calculated by estimating the amount of absorption (i.e., the time during which the leased space is vacant) for each of the leased premises at the Non-Controlled Entities which would reduce net income. This line item has now been combined with “Less: Net effects of above- and below-market rent adjustments.” Accordingly, footnote 4 to the chart has been revised to reflect the “revised presentation” below:

Represents the elimination of non-cash adjustments for above-market, below-market and in-place leases for the 12 months ended June 30, 2012.

Original Presentation	June 30, 2012
Less: Net effects of above- and below-market rent adjustments	$(8,093)
Add: Net effects of lease in-place adjustments to tenant leases	20,705

Sub-total	$12,612

Revised Presentation	June 30, 2012
Add: Net effects of lease in-place adjustments to tenant leases	$12,612 (a)
(a) Calculated as follows:
Net effects of above- and below-market rent adjustments	$(8,093)
Net effects of lease in-place adjustments	20,705

$12,612

The in-place adjustments to tenant leases were calculated by the independent valuer based upon assumed absorption periods ranging from 1 – 10 months for the leased premises.

	Empire State Building	1350 Broadway	1333 Broadway	501 Seventh	Total
Total lease in place value	$93,309	$7,011	$6,704	$12,088	$119,112
Amortization for 12 months ended June 30, 2012	$15,935	$1,616	$728	$2,426	$20,705
Absorption (# of months)	1 – 10	5 – 8	5 - 8	5 – 8

14.	Please expand footnote (11) to show how you calculated this adjustment. Also, clarify why the amount is not included above “Estimated cash flow from operating activities for the 12 months ending March 31, 2013” since it appears to relate to interest expense or revise accordingly.

November 2, 2012

In response to the Staff’s comment, we have revised the table under the heading “Background of and Reasons for the Consolidation – Comparison of Distributions by the Subject LLCs and the Company – Distributions by the Company” on page 181 of the Form S-4 prospectus and “Distribution Policy” on page 72 of the Form S-11 prospectus, to remove interest expense associated with the corporate credit facility and placed it above “Estimated cash flow from operating activities for the 12 months ending June 30, 2013,” and we have expanded the associated footnote to show how we calculated the adjustment.

15.	Please clarify if you intend to use estimated financing to fund a shortfall in coverage. If so, please revise to clarify and show the cash available for distribution before applying this estimated financing.

In response to the Staff’s comment, we supplementally advise the Staff that the Company does not intend to use estimated financing to fund a shortfall in coverage.

Recommendation and Fairness Determination, page 165

Material Factors Underlying Belief to Fairness, page 167

16.	We note your disclosure in paragraph 7 “Cash Available for Distribution Before and After the Consolidation” on page 169. In this paragraph, you state that “the supervisor believes the consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and other participants.” Please revise to state clearly whether you believe there will be less cash available from operations for distributions in the first year or longer period following the consolidation. Please reconcile this with your disclosure on page 151 regarding growth potential and greater potential for increased distributions. Also revise the Risk Factor section to address this specific risk as applicable.

The disclosure under the heading “Recommendation and Fairness Determination – Material Factors Underlying Belief as to Fairness” on pages 186 to 189 of the Form S-4 prospectus has been revised to reflect the fact that based on the estimate of first year dividends as compared to the five year average distributions cash distributions would decline for one of the subject LLCs, 250 West 57th St. Associates L.L.C. and to address the reasons why the supervisor does not believe that this affects the fairness of the transaction. The supervisor, for the reasons stated in the disclosure on pages 188 to 189 of the Form S-4 prospectus, does not believe, based on this calculation of first year dividends as compared to the five year average distributions, that the disclosure is inconsistent with the statement that the company offers greater potential for increased distributions, particularly since the potential for increases in distributions does not get factored into the company’s estimate of increased dividends. We believe that the risk factors address the uncertainty of REIT dividends and that no additional risk factor is required.

The Consolidation, page 172

Principal Components of the Consolidation, page 172

17.	We note that the securities in the offering will be issued to the subject LLCs which in turn will distribute the securities to the participants in the subject LLCs. Please discuss whether the subject LLCs will distribute such securities to the participants through the agents. Also discuss whether the distribution of the securities will be a liquidating distribution of the subject LLCs. In addition, here or elsewhere in the prospectus, please discuss in greater detail the liquidation of the subject LLCs.

The disclosure under the headings “Summary – The Consolidation” and “The Consolidation – Principal Components of the Consolidation” on pages 55 and 192, respectively, of the Form S-4 prospectus has been revised as requested.

November 2, 2012

Subsequent Modifications to Offering Terms, page 198

18.	We note the language on page 198, stating that the subject LLC’s agreement to participate in the consolidation will not be affected by material changes to the disclosure. Please provide us your analysis of whether you would be required to resolicit proxies if the terms of the transaction were to materially change, and revise this disclosure as necessary.

We supplementally advise the Staff that we believe that, with the disclosure under the heading “The Consolidation – Subsequent Modifications to Offering Terms” on page 220 of the Form S-4 prospectus that the Staff refers to in its comment, changes, including material changes, can be made without the participants’ consent and without the need to resolicit proxies from participants. The question of when a change is so great that resolicitation is required is fact-specific and it is difficult to define in advance when re-solicitation would be required. Prior to making any change to the terms of the transaction, we will comply with any applicable state law with respect to whether resolicitation is required. We do not believe that the foregoing discussion requires any further disclosure.

Third-Party Portfolio Proposal, page 200

19.	When discussing the private entities, please clarify that the operating lessees would participate in the sale as applicable.

The disclosure under the headings “Summary – Third-Party Portfolio Transaction” and “Third-Party Portfolio Proposal” on pages 43 and 221, respectively, of the Form S-4 prospectus has been revised as requested.

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent, page 202

20.	We note your revised disclosure on page 203 in response to comment 17 of our letter dated July 31, 2012, particularly the amounts the supervisor and Peter Malkin would have been entitled to receive, as of March 31, 2012, out of the proceeds of the IPO. Please clarify whether these amounts assume 100% participation in the voluntary pro rata reimbursement program and explain why these amounts are greater than each LLC’s share of the aggregate voluntary reimbursement, which is disclosed in footnote (2) on page 204.

November 2, 2012

We supplementally advise the Staff the disclosure added under the heading “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent” on page 224 of the Form S-4 prospectus in response to comment 17 of your comment letter, dated July 31 2012, included the aggregate amounts of excess cash available for distribution by the subject LLCs, and not the amounts payable to Peter L. Malkin and Malkin Holdings. As disclosed in such section on page 224 of the Form S-4 prospectus, amounts are payable to Peter L. Malkin and Malkin Holdings only out of the share of the excess cash distributions to participants that have consented to the voluntary reimbursement. To clarify, we have added a disclosure on page 224 of the Form S-4 prospectus as to the cash distributable per $10,000 original investment.

21.	Please revise the disclosure in bold at the bottom of page 204 to clarify, if applicable, that one’s consent, withheld consent, or failure to consent to the voluntary pro rata reimbursement program will not result in the buyout of one’s participation interests.

The disclosure under the heading “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent” on page 225 of the Form S-4 prospectus has been revised as requested.

22.	We note your response to comment 19 of our letter dated July 31, 2012. In your response you state that “the value of Empire State Building Associates L.L.C.’s interest was increased by the present value of lease payments under the ground lease that had been payable by Empire State Building Associates L.L.C. to the fee owner.” Since the increase of this value appears to affect only the interests held by ESBA, please advise us how the acquired residual interest in the property held by ESBA is not viewed as having any material additional value as discussed in the fourth full bullet point on page 208. Please further advise how this is consistent with the 50/50 allocation.

We supplementally advise the Staff that the reference to “material additional value” in the second bullet point on page 230 of the Form S-4 prospectus was meant to refer to value in excess of the present value of the basic rent received under the operating lease, which present value previously was less due to the amount Empire State Building Associates L.L.C. was required to pay under the ground lease prior to the purchase of the fee title. The disclosure under the heading “Reports, Opinions and Appraisals – Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 230 of the Form S-4 prospectus has been revised to clarify the intended meaning of the reference to additional value. Please note that the allocation of these specific amounts is consistent with the 50/50 allocation. The reference to the 50/50 allocations refers to a 50/50 sharing after specific priority allocations, which is consistent with the way 50/50 joint ventures frequently work.

November 2, 2012

Exchange Value and Allocation of Operating Partnership Units and Common Stock, page 223

23.	We note your revised disclosure in response to comment 24 of our letter dated July 31, 2012. However, the actual valuation methodology used to assign value to the override interests is still unclear. Please revise. For example, did you use discounted cash flow analysis to value the overrides? If so, what was the total override amount for each LLC before discounting, and how many years of future fees does this amount represent.

We supplementally advise the Staff that the “valuation methodology” used to value the overrides was to calculate the override based on the formula provided for in the constituent documents (including the consents of participants to the overrides). The amount of overrides set forth in the Form S-4 prospectus equals the amount of the override payable to the supervisor from capital proceeds equal to the exchange value, based on the formula applicable to the capital override.

Thus, for example, the voluntary override for Empire State Building Associates L.L.C. equals 10% of the distribution of capital proceeds otherwise payable to participants that have agreed to the voluntary capital override program after they have received a return of their original investment. A participant with a $10,000 original investment in Empire State Building Associates L.L.C. that has agreed to the voluntary override would receive capital proceeds of $358,670 (based on the exchange value) before deduction of the voluntary capital override. The supervisor would receive as an override on such participant’s participation interest $34,867, representing 10% of the capital proceeds after $10,000 of unreturned original investment. Accordingly, there has been no valuation of the overrides, other than the calculation of the amount payable, as described above. Please note that the calculation as set forth in the Form S-4 prospectus is presented based on the exchange values, consistent with the presentation of the values in the Form S-4 prospectus which assumes that the value of the consideration equals the exchange value. The override actually paid to the supervisor will be calculated based on the valuation of the capital proceeds received by participants, which will be based on IPO price and not the exchange value.

The disclosure under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock –Allocation of Common Stock and Operating Partnership Units” on page 254 of the Form S-4 prospectus has been revised to explain the calculation of the override to the supervisor.

Results of Operations, page 307

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010, page 310

Other Income and Fees, page 311

24.	We continue to consider your response to comment 26 of our letter dated July 31, 2012. We note that you only addressed the materiality on the historical financial statements of the Predecessor. Please further tell us how you considered the materiality on the pro forma financial statements.

November 2, 2012

We respectfully advise the Staff that the amount of total other income and fees of $5.0 million received from the Helmsley Estate during 2011 included approximately $1.65 million, or 0.34% and 2.85% of pro forma revenues and net income, respectively, which constitutes amounts relating to Controlled Entities and Non-Controlled Entities in which the Predecessor has an interest. We believe that such amounts are immaterial both quantitatively and qualitatively.

Unaudited Pro Forma Financial Information, page F-5

25.	We continue to consider your accounting treatment for the formation transactions, including but not limited to, the determination of which entities are controlled by the Sponsors, the identification of the accounting acquirer, and the application of business combination accounting.

We respectfully advise the Staff that additional information was provided supplementally on September 10, 2012. Per our September 27, 2012 telephone call, we understand the Staff has no additional questions.

26.	Please revise your footnote presentation of the balance sheets and income statements for the 4 non-controlled entities in conjunction with your purchase accounting disclosure, to present the historical balance sheets and income statements for each entity, along with adjusting entries to get to the fair value balance sheets and income statements.

The disclosure under the heading “Unaudited Pro Forma Financial Information” beginning on pages F-5 and F-3 of the Form S-4 prospectus and Form S-11 prospectus, respectively, has been revised as requested.

27.	We note your response to comment 30 of our letter dated July 31, 2012. Although the consolidation is conditioned upon the closing of the IPO, we continue to question the reasonableness of your accounting for the costs directly related to the consolidation as incremental costs of the IPO. Please identify which of the costs disclosed on page 238 are directly attributable to the consolidation; address each type of cost (i.e., appraisals, legal, accounting, etc.) separately. We note that your Form S-4 relates to the approval of the consolidation while your Form S-11 is for your proposed initial public offering. Furthermore, we note that you were able to identify which costs related specifically to the acquisition of the non-controlled entities. Thus, it appears that you should be able to identify which costs relate specifically to the consolidation. Also, clarify the amount of Pre-Formation Costs that have been included in general and administrative expenses.

We respectfully advise the Staff that additional information was provided supplementally on October 10, 2012 and October 19, 2012.

28.	It is still unclear why you do not believe that either the costs recognized as general and administrative expenses or those costs that have been deferred as a cost of the IPO should be treated as roll-up expenses under Item 914 of Regulation S-K. Since this is a roll-up transaction, we do not understand why the costs incurred to effectuate the transaction would not be considered to be roll-up expenses regardless if an IPO will occur in conjunction with the roll-up transaction. Please explain the basis for your conclusion further or identify which costs are roll-up expenses to comply with Item 914 of Regulation S-K.

The disclosure under the heading “Unaudited Pro Forma Financial Information” on page F-34 of the Form S-4 prospectus has been revised as requested. For the year ended December 31, 2011 and the six months ended June 30, 2012, we identified approximately $4.6 million and $1.4 million, respectively, of costs that related to the roll-up and formation transactions, and have added an additional line item for these amounts to the pro forma income statements.

November 2, 2012

1. Adjustment to the Pro Forma Condensed Consolidated Balance Sheet:

Adjustment (C), page F-16

29.	We note that you do not have any historical data on renewals of leases with below-market renewal rates to rely upon. Please further quantify the amount of below-market leases for which you did not record or assume renewals due to your threshold percentage.

We respectfully advise the Staff that only four (4) leases aggregating total square footage of less than 300,000 square feet within the Non-Controlled Entities have renewal options at 95% of the then fair market value during the extension option period. In determining the below-market lease liability, we have assumed these tenants will not renew their leases. However, if we assumed they will renew, the impact to the gross below market leases liability would be immaterial both individually and in the aggregate.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income, page F-21

30.	We have reviewed your response to comment 36 of our letter dated July 31, 2012 and note that you plan to adjust for amounts based on reasonable estimates. Also, it appears that you do not have any agreements currently in place related to the amounts. Thus, it does not appear that these amounts are factually supportable; please remove the adjustment or advise.

We respectfully advise the Staff that we have revised the disclosure in Note HH on pages F-32 and F-26 of the Form S-4 prospectus and Form S-11 prospectus, respectively, to reflect the inclusion of only the amounts which are factually supportable at this time. This includes only the compensation for our outside directors, all of which are now identified and included under the heading “Management” on pages 481 and 207 of the Form S-4 prospectus and Form S-11 prospectus, respectively. For other amounts that are based upon reasonable estimates, we have disclosed the major categories and the aggregate range of these items.

Exhibits

Draft Legal Opinion for the Form S-4

31.	We note your assumption in the third paragraph that “holders of such Operating Partnership Units as limited partners in the Operating Partnership do not participate in the control of the business of the Operating Partnership.” Please advise us as to why you believe this assumption is appropriate.

In response to the Staff’s comment, the legal opinion has been revised to remove this assumption and the executed version will be filed as an exhibit to a subsequent amendment to the Form S-4 Registration Statement.

Draft Tax Opinion for the Form S-4

32.	Please revise to address in this opinion, or address in a separate opinion, the tax deferred treatment of the receipt of operating partnership units, as well as the receipt of operating partnership units plus a limited Class A amount. We note your related disclosure in section (ii) at the bottom of page 14, as well as in your disclosure beginning on page 473.

In response to the Staff’s comment, the tax opinion has been revised to address the Staff’s comment and is supplementally provided as Exhibit B to this response letter.

November 2, 2012

33.	We note that counsel relied on the accuracy of the representations contained in the Certificate of Representations. Please revise to clarify that counsel relied only on factual representations of the company and the Operating Partnership.

In response to the Staff’s comment, the tax opinion has been revised to address the Staff’s comment and is supplementally provided as Exhibit B to this response letter.

Draft Tax Opinion for the Form S-11

34.	We note that counsel relied on the accuracy of the representations contained in the Certificate of Representations. Please revise to clarify that counsel relied only on factual representations of the company and the Operating Partnership.

The tax opinion has been revised to address the Staff’s comment and will be filed as an exhibit to a subsequent amendment to the Form S-11 Registration Statement.

Responses to the Staff’s August 13, 2012 comment letter issued in connection with the Form S-11 Registration Statement

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review. In addition, please confirm that all photographs in the prospectus are photographs of buildings owned by you.

The Company has included its logo on the front cover page of the Form S-11 prospectus. The Company advises the Staff that, to the extent the Company intends to use any graphics, maps, photographs, and related captions or other artwork, it will supplementally provide the Staff with copies of any such materials prior to inclusion in the Form S-11 prospectus.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note you indicate that Rosen Consulting Group prepared a study for you. We further note additional data in charts located in your Economic and Market Overview section, beginning on page 121. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

The Company has revised the disclosure in the “Economic and Market Overview” section on page 125 of the Form S-11 prospectus to clarify that the information contained in the “Economic and Market Overview” section represents the entire market study prepared for the Company by Rosen Consulting Group. The Company advises the Staff that it has not relied on other sources not prepared by Rosen Consulting Group. To the extent that the Company does rely on other sources in the future, it will confirm to the Staff that such industry reports or studies are publicly available and not prepared for the Company and that the Company did not compensate the party that prepared such reports or studies. Alternatively, the Company will file consents for the parties providing such data as exhibits to the Form S-11 Registration Statement.

Prospectus Summary, page 1

3.	In the first sentence of the last paragraph on page 1, please expand your disclosure to provide context for the statement that you gradually gained day-to-day management of your properties from 2002 – 2006. Clarify, if accurate, that you now have full control of the day-to-day management.

November 2, 2012

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary – Overview” and “Business and Properties – Overview” on page 1 and 160 of the Form S-11 prospectus as requested.

Overview, page 1

4.	Please clarify that the company owns a leasehold interest in one of the commercial office properties.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary – Overview” on page 1 of the Form S-11 prospectus as requested.

Our Competitive Strengths, page 3

5.	In the last paragraph of page 4, please disclose whether the listed tenants represent your largest tenants.

In response to the Staff’s comment, the Company supplementally advises the Staff that the listed tenants represent a combination of certain of the Company’s largest “base of the building” retail tenants based on annualized base rent and other tenants with strong brand recognition. The Company supplementally advises the Staff that it believes that this disclosure is not misleading to prospective investors.

Renovation and Repositioning Case Studies, page 9

6.	We note your disclosure in the last two sentences before the chart on page 9. Please indicate what percentage of annualized gross rent is represented by the tenant whose leases will commence through 2014.

In response to the Staff’s comment, the Company has revised the disclosure under the headings “Prospectus Summary – Renovation and Repositioning Case Studies” and “Business and Properties – Renovation and Repositioning Case Studies” on page 9 and 168 of the Form S-11 prospectus, respectively, to indicate what percentage of annualized gross rent is represented by the tenant whose leases will commence through 2014.

This Offering, page 24

7.	Please quantify the different uses of proceeds in the bulleted list on page 24.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Prospectus Summary – This Offering” on page 24 of the Form S-11 prospectus and will fill in the amounts prior to the commencement of marketing activities.

November 2, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

8.	In the fourth paragraph on page 80, please disclose the percentages of revenue attributable to office and retail leases, observatory operations, and broadcasting licenses and related leased space.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” on page 80 of the Form S-11 prospectus as requested.

Liquidity and Capital Resources, page 106

9.	In the last paragraph on page 107 where you discuss your total consolidated outstanding indebtedness, please revise to provide disclosure regarding the applicable weighted average interest rate, as well as any material maturity date(s).

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page 109 of the Form S-11 prospectus as requested.

Policies with Respect to Certain Activities, page 234

10.	Please provide disclosure required by Item 25 of Form S-11 or tell us how you have complied.

In response to the Staff’s comment, the Company respectfully advises the Staff that the prospectus contains detailed disclosure under the heading “Policies with Respect to Certain Activities – Conflict of Interest Policies” on page 248 of the Form S-11 prospectus regarding the Company’s policies with respect to potential conflicts of interest and the restrictions on employees, officers and directors competing with the Company. In further response to the Staff’s comment, the Company has revised the disclosure under the heading “Policies with Respect to Certain Activities – Conflict of Interest Policies” on page 249 of the Form S-11 prospectus to clarify that the Company’s code of business conduct and ethics will also restrict the ability of the Company’s employees, officers and directors to participate in a joint venture, partnership or other business arrangement with the Company, except in compliance with the policy.

Underwriting, page 290

11.	Please revise the “Other Relationships” section on page 293 to disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

November 2, 2012

In response to the Staff’s comment, the Company has added disclosure under the heading “Underwriting – Other Relationships” on page 305 of the Form S-11 prospectus.

Exhibit Index

12.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

The Company supplementally advises the Staff that it will file all exhibits as promptly as practicable. The Company further advises the Staff that drafts of the legal and tax opinions to be filed as exhibits to the Form S-11 Registration Statement were attached as Appendix I to the Company’s letter to the Staff dated August 13, 2012 responding to the comments of the Staff with respect to the S-4 Registration Statement.

13.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

In response to the Staff’s comment, the Company supplementally advises the Staff that, with respect to the exhibits that it is filing as a “form of” agreement, it intends to execute such agreements concurrently with the closing of the offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to the effectiveness of the Form S-11 Registration.

We thank you for your prompt attention to this letter responding to the comment letters and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky
Clifford Chance US LLP

/s/ Steven Fishman
Steven Fishman
Proskauer Rose LLP

cc:	Anthony E. Malkin

Eric McPhee

Jessica Barberich

Angela McHale

David L. Orlic

EXHIBIT A

[Proskauer Letterhead]

November     , 2012

Malkin Holdings L.L.C.

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Re:	Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (collectively, the “subject LLCs”)

Gentlemen:

The question of your fiduciary duties to the participants (the “Participants”) in the Subject LLCs has not been tested in any reported New York case that we found. Nor did we find any reported New York case addressing the fiduciary duties of a person in the same capacity as you to persons in the same position as the Participants in entities other than the subject LLCs.

The Registration Statement on Form S-4 and related proxy statements covering the consolidation (the “Consolidation”) of the subject LLCs and other entities contains the following statement under the caption “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock—Fiduciary Duties”:

“The supervisor is required to exercise good faith and fair dealing in providing supervisory and other services. The supervisor’s fiduciary duty to the subject LLCs also runs to the participants, as holders of participation interests in the membership interests of the subject LLCs.”

We have discussed with you that as supervisor, you are an agent for the subject LLCs and under agency law, an agent owes a fiduciary duty to the principal. We have also discussed with you that in view of the functions that you perform on behalf of the subject LLCs, taking on a role that is similar to a general partner or managing member and the fact that each of the agents of the participants is an affiliate, a court could determine that the participants could directly enforce the fiduciary duties that you owe to the subject LLCs. However, we are not aware of any New York law addressing this issue.

We assume that statement will be in the Form S-4 as of its effective date and will not thereafter be amended.

Based on and subject to the foregoing, we are of the opinion that you could not successfully deny that you had a fiduciary duty to the Participants were the issue properly presented to a New York court applying the internal law of New York State if the consolidation and related initial public offering of Empire State Reality Trust, Inc. were consummated.

Other than the addressee hereof, no one is entitled to rely on this opinion. This opinion is based on our knowledge of the law and facts as of the date hereof. We assume no duty to communicate with you with respect to any matter which comes to our attention hereafter.

Very truly yours,

EXHIBIT B

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE]

[            ], 2012

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Re:	REIT Qualification of Empire State Realty Trust, Inc.

Ladies and Gentlemen:

We have acted as counsel to Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-4 (Registration No. 333-179486) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion expressed herein, we have examined and, with your permission, relied on the following items:

1.	the Articles of Amendment and Restatement of the Company;

2.	the bylaws of the Company;

3.	a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”);

4.	the Registration Statement;

5.	the Company’s registration statement filed by the Company with the SEC on Form S-11 (Registration No. 333-179485) as of the date hereof (the “S-11”);

6.	the Amended and Restated Agreement of Limited Partnership of the Operating Partnership;

7.	the private letter ruling issued to the Company by the IRS on August 16, 2011; and

8.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) all representations and statements set forth in such documents are true and correct, (iv) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (v) the Company and the Operating Partnership at all times will operate in accordance with the methods of operation described in their organizational documents, the Registration Statement, the S-11 and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement, the S-11 or the Certificate of Representations.

For purposes of rendering the opinion stated below, we have assumed, with your consent, the accuracy of the factual representations contained in the Certificate of Representations provided to us by the Company and the Operating Partnership, and that each representation contained in such Certificate of Representations to the best of the Company’s or the Operating Partnership’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and method of operation of the Company and the Operating Partnership.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

1.	Commencing with its taxable year ending December 31, 2012, the Company will be organized in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation as described in the Registration Statement and the S-11 and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and

2.

The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” including the statements regarding the tax treatment of the receipt of solely operating partnership units, and the receipt of operating partnership units plus a limited amount of Class A common stock, under the heading “U.S. Federal Income Tax Consequences of the Consolidation,” to the extent they describe applicable U.S. federal income tax law and legal conclusions, are correct in all material respects.

The opinion set forth above represents our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinion referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year have satisfied or will satisfy the tests necessary to qualify as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

The opinion set forth in this letter is: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,